Exhibit 99(a)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                                    Six Months Ended
                                                         June 30
                                              1998                    1997
Fixed Charges:
   Interest Expense                     $    16,981             $    21,067
   Capitalized Interest                         969                   1,321
   Dividend Requirement on Series B
      Preferred Stock [1]                     5,616                   6,118
   Interest Component of
      Rental Expense [2]                     19,134                  16,337
                                        $    42,700             $    44,843

Earnings:
   Income before Taxes                  $   108,610             $    95,199
   Fixed Charges                             42,700                  44,843
      Capitalized Interest                     (969)                 (1,321)
      Preferred Dividend
        Requirements [3]                     (5,616)                 (6,118)
                                        $   144,725             $   132,603

Ratio of Earnings to Fixed Charges:             3.4 x                   3.0 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2] Estimate of the interest portion of lease payments. The six month period ended June 30, 1997 was restated for a change in the estimation method.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.